OFFGRIDBOX, INC.

Unaudited Financial Statements For The Years Ended December 31, 2022 and 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
OffGrid Box, Inc
Cambridge, MA

We have reviewed the accompanying financial statements of OffGrid Box, Inc. (a corporation), which comprise the balance sheet as of December 31, 2022 and 2021, and the related statement of operations, changes in shareholders' equity, and cash flow for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of OffGrid Box, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these manners are also described in Note B. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this manner.

Jason M. Tyra, CPA, PLLC
Plano, TX
September 30, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

OFFGRIDBOX, INC.
BALANCE SHEET
DECEMBER 31, 2022 AND 2021
_____

	2022		**2021**
ASSETS			
CURRENT ASSETS			
Cash	$ 36,314	$	51,513
Accounts Receivable	22,481		188,491
Inventory	-		37,593
Loan Receivable	345,364		-
TOTAL CURRENT ASSETS	404,158		277,597
NON-CURRENT ASSETS			
Fixed Assets	-		561,565
Accumulated Depreciation	-		(37,363)
TOTAL NON-CURRENT ASSETS	-		524,202
TOTAL ASSETS	$ 404,158	$	801,799

LIABILITIES AND SHAREHOLDERS' EQUITY

OFFGRIDBOX, INC.
BALANCE SHEET
DECEMBER 31, 2022 AND 2021

	2022	2021
CURRENT LIABILITIES		
Accrued Expenses	60,976	64,026
Accounts Payable	45,524	129
TOTAL CURRENT LIABILITIES	106,500	64,155
NON-CURRENT LIABILITIES		
Convertible Note	568,226	465,581
Revenue Share Agreement	234,538	234,538
Note Payable	147,598	217,080
TOTAL LIABILITIES	1,056,862	981,354
SHAREHOLDERS' EQUITY		
Common Stock (15,000,000 shares authorized;	105	91
10,501,286 issued; $0.00001 par value)		
Additional Paid in Capital	20,000	20,000
Retained Deficit	(672,810)	(199,647)
TOTAL SHAREHOLDERS' EQUITY	(652,705)	(179,556)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 404,158	$ 801,799

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

2

OFFGRIDBOX, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Operating Income		
Revenue	$ 133,886	$ 431,793
Cost of Goods Sold	60,595	229,003
Gross Profit	73,290	202,790
Operating Expense		
Contractors & Professional Services	147,192	115,764
Salaries & Wages	58,482	153,484
General & Administrative	24,246	19,141
Research & Development	25,290	21,743
Depreciation	-	17,614
Selling & Marketing	1,790	5,130
	257,000	332,876
Net Loss from Operations	(183,710)	(130,086)
Other Expense		
Other Income	153,218	234,070
Taxes	(1,384)	(609)
Foreign Currency Translation (Loss)	(2,830)	(813)
Interest Expense	(11,647)	(6,599)
Net Loss	$ (46,353)	$ 95,962
Net Loss Per Share		
Weighted average common shares outstanding - Basic	10,501,286	9,084,701
Net Loss per share	$ (0.00)	$ 0.01

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

3

OFFGRIDBOX, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Cash Flows From Operating Activities		
Net Loss For The Period	$ (46,353)	$ 95,962
Change in Accounts Receivable	166,010	(139,186)
Change in Accounts Payable	45,395	(589)
Depreciation	-	17,614
Change in Inventory	-	28,158
Change in Accrued Expenses	3,050	(3,871)
Change in Loan Receivable	(345,364)	-
Net Cash Flows From Operating Activities	(177,262)	(1,912)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	-	63,577
Transfer of Fixed Assets	(524,202)	-
Net Cash Flows From Investing Activities	-	63,577
Cash Flows From Financing Activities		
Non-Cash Prior Period Adjustment	195,225	(10,512)
Proceeds/(Repayment) of Borrowings	(33,163)	(48,492)
Net Cash Flows From Financing Activities	162,062	(59,004)
Cash at Beginning of Period	51,513	48,851
Net Increase In Cash	(15,200)	2,661
Cash at End of Period	$ 36,313	$ 51,513

OFFGRIDBOX, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

| | Common Stock | | Additional Paid | Retained Deficit | Total Shareholders' |
	Number	Amount	in Capital		Equity
Balance at December 31, 2020	9,084,701	$ 91	$ 20,000	$ (295,609)	$ (275,518)
Issuance of Stock					
Net Loss				95,962	95,962
Balance at December 31, 2021	9,084,701	$ 91	$ 20,000	$ (199,647)	$ (179,556)
Issuance of Stock	1,416,585	14			14
Prior Period Adjustment				(426,810)	(426,810)
Net Loss				(46,353)	(46,353)
Balance at December 31, 2022	10,501,286	$ 105	$ 20,000	$ (672,810)	$ (652,705)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

OffGridBox, Inc. ("the Company") is a corporation organized under the State of Delaware. The Company offers modular and compact units that provide renewable energy and clean water in remote areas. Currently, they service regions across Africa and Europe through their related entities. There are plans to expand their market into North and South American should additional funding be secured.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in 2022 of $46,353.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through September 30, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2022, the Company has accrued a reserve of $0 for doubtful accounts.

Loan Receivable

In 2022, the company issued a loan receivable with its related entity in Rwanda for the financing of inventory and fixed assets. There is no interest accruing and is intended to be paid in full within 12 months.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue streams have been derived from the direct sales of equipment.

Advertising

The Company records advertising expenses in the year incurred.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. The Company's fixed assets are comprised of machinery & equipment which management corrected by removing from the Company's financial statements and placed them with the related party entity in Rwanda.

_____

Other Income

The Company recognized income in connection with grants that are awarded to the company. All performance obligations were satisfied.

Foreign Currency Translation Adjustment

A conversion in exchange rate was required during 2022 and 2021between the USD and the Euro. In 2022 and 2021, Company experienced an adjustment related to the translation loss of $2,761 and $813, respectively.

Non-Cash Adjustment

A non-cash adjustment was needed to account for differences found as a result of an internal review of accounting records by management.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2022 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2022 and 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

NOTE D- DEBT

Convertible Notes

Since 2020, the Company has issued a series of convertible notes in exchange for cash for the purpose of raising additional operating capital ("Convertible Notes"). The convertible notes accrue interest at the rate of five percent per annum and mature on October 31, 2023. The Notes and any associated accrued interest will convert to equity automatically upon the occurrence of either an equity offering, or at maturity (with the consent of a majority of holders). As of December 31, 2022, the Company capitalized approximately a total of $102,645 in interest related to the Notes and had $568,226 of convertible note obligations outstanding. Upon conversion, the Notes carry a 20% discount and will convert into common stock at a rate of 0.8:1.

Note Payable

In 2018, the company issued a note payable in exchange for cash for the purpose of funding continuing operations ("the Note Payable"). The loan accrues interest at the rate of 5% per annum and matures on July 2024.

In 2023, a holder of a note payable forgave 50% of the outstanding balance on their note as a donation to the company.

Revenue Share Agreement

In prior years, the Company entered into multiple revenue sharing agreements (the "Long Term Loan-Revenue Share Agreement") amounting to $234,538 with various investors in connection with its services.

During 2023, events occurred that changed with the RSA agreements. $45,000 of these agreements were canceled by the holder, effectively making the purchase price of the agreement considered a donation to the company. $90,000 were changed to convertible notes that give the holder the right to convert the amount of their note to common stock with a 20% discount, making the conversion rate 0.8:1 upon qualifying events as stated in the agreements. $97,289 worth or RSA agreements remain in effect.

NOTE E- EQUITY

Under the Company's articles of incorporation, the Company is authorized to issue 15,000,000 shares of $0.00001 par value Common Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of December 31, 2022, the number of shares issued and outstanding by class was as follows:

Common Stock   9,084,701

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with suppliers and customers. Most of the company's suppliers are based in Europe, with some components coming from China. Most customers are based in East Africa where the company also warehouses their inventory.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 30, 2023, the date that the financial statements were available to be issued.